June 2, 2014

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, D.C. 20549

Re:	Asta Funding, Inc.

Form 10-K – Fiscal Year Ended September 30, 2013

Filed December 13, 2013

File No. 001-35637

Dear Mr. Volley,

With reference to your inquiry dated May 1, 2014, we respectfully request an extension of an additional twenty (20) days, to June 11, 2014, or sooner, to respond to your comments.

We require more time to accumulate the information to respond to the comments.

Thank you for your consideration in this matter.

Sincerely,

/s/ Robert J. Michel
Robert J. Michel Chief Financial Officer

Asta Funding, Inc.

210 Sylvan Avenue, Englewood Cliffs, NJ 07632

(201) 567-5648, (201) 567-2203 fax